

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 21, 2015

<u>Via E-Mail</u>
Rami Zigdon
Chief Executive Officer
Todos Medical Limited
1 Hamada Street
Rehovot, Israel

> **Re:** **Todos Medical Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 25, 2015**
> **CIK No. 0001645260**

Dear Mr. Zigdon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary</u>
<u>Our Company, page 6</u>

1. Please revise the first bullet point on page 8 to include quantified disclosure of your current financial condition, for example your current cash holdings and monthly burn rate.

2. Revise here and where appropriate to clarify the status of your main product(s), as it is unclear if you are in the process of commercializing your product(s) in the near term or if you anticipate a year or several years of additional development, clinical trials and/or regulatory approvals before sales could be made. For example, you state that you "are …

engaging in the development and commercialization" of a series of tests. However, you also state that you "still need to obtain the requisite regulatory approvals in the United States…" In your revised disclosure, please address the phases of clinical development, the status of your product(s) currently in clinical development and the approximate number of years before you anticipate beginning to commercialize your products.

Risk Factors
We will require additional funding in order to complete the commercialization…, page 14

3. Revise this risk factor to disclose the total net cash flows used by your operating activities from your inception through June 30, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37

4. We note from page 40 that you expect costs for the next 12 months to be approximately $5 million. Please provide approximate, quantified disclosure of the principal categories of anticipated expenses assuming you will be able to raise $5 million.

5. We note the reference to your "Data warehouse" on page 7 and other disclosure suggesting that you may hold sensitive data for third parties. Where appropriate and to the extent material, please disclose how you intend to maintain the security of networks and data storage generally and, more specifically, how you will protect the confidentiality of patient medical data and personally identifiable information. Consider adding a risk factor should your data protection be breached by unauthorized persons.

6. We note your disclosure that completion of your automation process will include several steps including qualifying a robust new test protocol. Please revise to disclose whether the new test protocol or other changes will affect the status of the CE Mark approval obtained for your TBIA test.

7. We note your disclosure of your efforts to ensure that the TBIA screening tool is "able to be utilized by a large number of people." Please revise to instead specify a number or reasonable range for this disclosure.

8. Please expand your disclosure in the fourth paragraph to clarify the statement regarding the "machine-learning capabilities" of your TBIA test.

Business, page 42

9. We note the reference on page 12 to "limited clinical trials." Please expand your Business section to address the extent of any clinical studies conducted for your cancer

screening test. If no clinical studies have been conducted, please describe any clinical studies you expect to undertake before applying for FDA approval.

10. We note the statement on page 44 about approaching the FDA in 2015. Please summarize the nature and extent of your communications, if any, with the FDA regarding your product candidate and clinical trials.

Our Technology, page 43

11. Please revise to briefly expand your discussion of the "optical technique" optimized to detect many of the biochemical materials using the FTIR.

Intellectual Property, page 44

12. We note your disclosure regarding your patent applications. To the extent material, please revise to clearly disclose:
   - whether the technology for which the patent is sought is owned or licensed from third parties. If licensed, please identify the licensor;
   - the type of patent protection such as composition of matter, use or process applied for;
   - the expected expiration dates for your patent applications in each of (1) the U.S. and (2) foreign jurisdictions, as a group; and
   - any contested proceedings and/or third-party claims over any of your patent applications.

Licensing Agreement, page 44

13. Please revise to identify the "Licensor" of your licensing agreement and all material terms, including the running royalty and termination provisions.

Description of Property, page 49

14. Please file as an exhibit your lease agreements for your corporate offices in Rehovot, Israel as required under Item 601(b)(10) of Regulation S-K.

Employees and Consultants, page 49

15. Please revise to summarize the nature of Mr. Sher's consulting engagement.

Related party Transactions, page 64

16. Please revise to clarify the material terms of the agreements that resulted in the selling shareholders receiving securities. In this regard, please advise us if (1) all shares to be

offered under the F-1 have been issued to the selling shareholders and (2) consideration has been received by the company.

Exhibits

17. Please file your two shareholder loan agreements as exhibits or provide your analysis why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Other Comments

18. Please file the Share Purchase Agreement referenced on page 64.

19. We note that the offering price was based on the $.50 exercise price of certain warrants. It appears that the conversion prices associated with the 18.12 million shares and $500,000 loan agreement reflect a share value of under $.50. Please revise where appropriate to address the different values suggested by recent transactions and clarify why $.50 was chosen.

20. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Mary Mast at (202) 551-3613 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969, James Lopez at (202) 551-3536 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ James Lopez (for)

Suzanne Hayes

Assistant Director

cc: Via E-Mail
        Gregg E. Jaclin, Esq.